February 26, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL
NEWS RELEASE

GREAT PANTHER SILVER TO ACQUIRE CANGOLD

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”) and Cangold Limited (TSX-V: CLD) (“Cangold”) are pleased to announce that they have entered into a binding letter agreement (the “Letter Agreement”) dated February 25, 2015 pursuant to which Great Panther will, subject to the terms and conditions of the Letter Agreement, acquire all of the issued and outstanding common shares of Cangold by way of a statutory plan of arrangement (the “Arrangement”). This transaction will result in Great Panther adding the option to acquire more than 6,000 hectares of the Guadalupe de los Reyes gold-silver Project in Sinaloa State, Mexico (“GDLR”) to its existing silver and gold producing properties in Mexico at Guanajuato and Topia. The transaction also adds Cangold’s Plomo gold project in Mexico, and its Argosy Project in the Red Lake Mining Division of northeastern Ontario, Canada.

Under the terms of the Arrangement, Cangold shareholders will receive 0.05 common shares of Great Panther (each whole common share, a “Great Panther Share”) for each common share of Cangold (a “Cangold Share”) resulting in the issuance of approximately 2,139,000 Great Panther Shares in exchange for 42,780,600 Cangold Shares. The shares of Great Panther to be issued represent approximately 3% of its current issued and outstanding shares. Total share consideration is valued at approximately (Canadian) $1.7 million.

R.W. (Bob) Garnett, Chairman of Great Panther, stated “Guadalupe de los Reyes is a strong fit with Great Panther’s current producing mines and projects in Mexico. Our team has proven success in developing producing mines in Mexico, and has the expertise and resources to advance Guadalupe de los Reyes. The proposed acquisition will also realize cost synergies in terms of management, administration, and overhead.”

Kaare G. Foy, Executive Chairman of Cangold, stated: “Through this proposed acquisition, Cangold shareholders not only maintain their exposure to the success of Guadalupe de los Reyes, but now also have exposure to the growth of a producing company that is leveraged to the price of silver and gold. Great Panther is an experienced operator in Mexico with a strong balance sheet, no debt, and has access to capital to advance Guadalupe de los Reyes. In addition, Great Panther has a highly liquid stock and is listed on two major exchanges. Cangold’s management strongly recommends shareholder approval of the proposed transaction.”

Terms of the Arrangement

Pursuant to the Letter Agreement:

  Cangold shareholders will receive 0.05 Great Panther Shares for each Cangold Share held. Upon completion of the transaction, Cangold shareholders will own approximately 2,139,030 Great Panther Shares or approximately 3% of the resulting 141,680,070 Great Panther Shares outstanding.

  Each outstanding option and warrant to acquire Cangold Shares will entitle the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther Shares in lieu of each Cangold Share, at a price adjusted in accordance with the exchange ratio, and otherwise on the same terms and conditions as the original option or warrant.

  Completion of the transaction is subject to customary conditions, including support of the transaction by directors, officers and significant shareholders of Cangold, and receipt of applicable regulatory, shareholder and third party approvals and consents by Cangold and Great Panther as may be required to effect and complete the transaction. Completion of the transaction is also subject to Great Panther being satisfied with the results of its due diligence investigations, receipt by Great Panther of an opinion of Mexican legal counsel relating to the option Cangold holds in respect of the GDLR project in Sinaloa, Mexico.

  Great Panther and Cangold have agreed to negotiate in good faith and enter into a definitive agreement relating to the Arrangement (the “Definitive Agreement”) incorporating the terms of the Letter Agreement together with additional representations, warranties, covenants, conditions and agreements as are customary for a transaction of this nature on or before April 25, 2015, or such later date as the parties mutually agree.

  Cangold has agreed to an exclusivity period until April 25, 2015, during which time Cangold will work exclusively and in good faith with Great Panther toward the satisfactory completion of confirmatory due diligence and negotiation of the Definitive Agreement. During the exclusivity period, Cangold will not, among other things, solicit, initiate, facilitate, continue, respond to or encourage any third party proposal in respect of an alternative transaction. Cangold is obligated to pay Great Panther a termination fee should Cangold terminate the exclusivity period in certain circumstances or in the event that Great Panther terminates the Letter Agreement due to a breach of certain representations and warranties.

  Concurrent with the execution of the Letter Agreement, Great Panther, Cangold and a Mexican subsidiary of Cangold, entered into a suite of loan documents pursuant to which Great Panther has (i) agreed to continue to provide technical, administrative and management services to Cangold and (ii) to provide discretionary credit advances (each an “Advance”), in the maximum aggregate amount of up to $1,500,000 (the “Loan”) inclusive of a prior debt already owing from Cangold to Great Panther in the approximate amount of $155,000 (the “Prior Debt”). Pursuant to the Loan principal owing thereunder will bear interest at the rate of 15%, will be secured by a general security agreement and share pledge agreement, and, subject to regulatory approval, Great Panther will be entitled to bonus common shares in the capital of Cangold in the amount of 20% of the Prior Debt divided by the Market Price (as such term is defined in TSX Venture Exchange policies) and a further 20% of the value of any Advance, divided by the Market Price.

Great Panther currently has three directors and/or officers that are also directors and/or officers of Cangold, including the same President and Chief Executive Officer, rendering such directors and officers related parties for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Great Panther will issue a Material Change Report containing the required information in compliance with MI 61-101 with respect to this transaction. Great Panther is relying on exemptions from formal valuation (subsection 5.5(a) of MI 61-101) and the minority shareholder approval requirements (subsection 5.7(1)(a) of MI 61-101) because at the time of the transaction under the Letter Agreement, neither the fair market value of the subject matter nor the fair market value of the consideration to be paid to the related parties exceeds 25% of Great Panther’s market capitalization.

The Letter Agreement and the Loan were reviewed and approved by special committees consisting of independent directors of both Great Panther and Cangold.

Cangold will hold a shareholder meeting to consider and approve the Arrangement no later than May 12, 2015 and such shareholders’ meeting will require approval of the majority of the minority of Cangold’s shareholders. The terms of the Arrangement will be described in further detail in the Management Information Circular of Cangold to be filed with regulatory authorities and mailed to Cangold shareholders in accordance with applicable securities laws.

Cangold security holders and other interested parties are advised to read the materials relating to the proposed Arrangement, including the Letter Agreement, that will be filed by Cangold with securities regulatory authorities in Canada when they become available. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators’ website at www.sedar.com. The Arrangement is subject to approval of the Toronto Stock Exchange and applicable filings with the NYSE MKT (in respect of Great Panther) and the TSX Venture Exchange (in respect of Cangold).

Assuming that all requisite approvals are received, the parties expect to close the proposed acquisition prior to the end of May 2015.

This announcement is for informational purposes only and does not constitute a solicitation or a proxy.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Great Panther

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Great Panther also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

About Cangold

Cangold Limited is a junior exploration company engaged in the exploration and development of gold projects in Mexico and Canada. Cangold’s primary focus is advancing the Guadalupe de los Reyes Gold-Silver Project in Sinaloa, Mexico towards the pre-feasibility stage. Cangold also owns a 100% interest in the past-producing Argosy Gold Mine in northwestern Ontario and the prospective Plomo Gold Project in Sonora State, Mexico.

ON BEHALF OF THE BOARD	ON BEHALF OF THE BOARD

“R.W. (Bob) Garnett”	“Kaare G. Foy”

R.W. (Bob) Garnett	Kaare G. Foy
Chairman of Great Panther Silver Limited	Executive Chairman of Cangold Limited

Cautionary Statement on Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to statements regarding the timing, closing and approval of the transactions contemplated by the Letter Agreement, statements regarding the maximum number of Great Panther Shares issuable under the transaction, entrance into the Definitive Agreement, Great Panther’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties and the availability of adequate financing. Such statements and information reflect Great Panther’s and Cangold’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such factors include, among others, risks and uncertainties relating to potential political risks involving the companies’ operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in Great Panther’s Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian securities regulators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov as well as both of Great Panther’s and Cangold’s other filings with the Canadian securities regulators and Great Panther’s filings with the U.S. Securities and Exchange Commission. Neither Great Panther nor Cangold intend, nor do they assume any obligation, to update these forward-looking statements and information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Great Panther Silver Limited

Spiros Cacos
Director Investor Relations
Toll free:	1 888 355 1766
Tel:	+1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com

Cangold Limited

Erick Bertsch
Manager Investor Relations
Toll free:	1 888 355 1766
Tel:	+1 604 638 8967
ebertsch@cangold.ca
www.cangold.ca